
January 29, 2024

Brent T. Lucas
Chief Executive Officer
Envoy Medical, Inc.
4875 White Bear Parkway
White Bear Lake, MN 55110

> **Re: Envoy Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 18, 2024**
> **File No. 333-276590**

Dear Brent T. Lucas:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Risks Relating to Our Class A Common Stock and Warrants
The sale of all of the securities registered for issuance and resale hereunder and future sales of substantial amounts of our securities..., page 6

1. Please revise to disclose here the purchase price of the securities being registered for resale.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations Of Envoy Medical, Inc.

Overview, page 57

2.   We note your disclosure elsewhere that your warrants are "out of the money," which means that the trading price of the shares underlying the warrants is below the exercise price and that as such, you do not expect warrantholders to exercise their warrants and, therefore, do not expect to receive cash proceeds from any such exercise. We also note that 55.3% of the total shares of Class A Common Stock then outstanding were redeemed in connection with the business combination. Please revise your MD&A to disclose the exercise prices of the warrants compared to the market price of the underlying securities and the likelihood that warrant holders will not exercise their warrants. As applicable, in light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. We note that you "may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements." If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital. Please also revise your cover page to describe the impact of the warrants being out of the money and significant redemptions in connection with the business combination on your liquidity, and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   Please expand your discussion here, similar to your disclosure on the cover page, to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that Glen A. Taylor, who beneficially owns 10,290,049 shares, or 52.6%, of your Class A Common Stock and 1,000,000 shares, or 22.2%, of your Series A Preferred Stock, and your Sponsor, who beneficially owns 2,000,000 shares (1,000,000 of which remain unvested and subject to forfeiture), or 10.2%, of your Class A Common Stock and 3,500,000 shares, or 77.8%, of your Series A Preferred Stock, will each be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

4.   Revise your prospectus to highlight any differences in the current trading price, the prices that each of the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit that each of the selling securityholders will earn based on the current trading price of your securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: David P. Slotkin